As filed with the Securities and Exchange Commission on February 5, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2009 (as amended by Amendment Nos. 1, 2, 3 and 4 thereto, the “Statement”) by Wavecom S.A. (the “Company”), a French société anonyme. The Statement relates to the tender offer made by Sierra Wireless France SAS (the “Purchaser”), a company organized under the laws of France and an indirect wholly owned subsidiary of Sierra Wireless, Inc., a corporation organized under the laws of Canada (together with its subsidiaries, “Sierra Wireless”), disclosed in a Tender Offer Statement on Schedule TO dated January 8, 2009 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, at a price of 8.50 euros per Share including any dividends payable, that are held by holders who reside in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 8.50 euros per Share including any dividends payable, and (iii) OCEANEs held by holders who reside in the United States at a price of 31.93 euros plus unpaid accrued interest (defined in the Schedule TO as the interest accrued but unpaid calculated pro rata from the number of days from the last interest payment date to the day of settlement for the OCEANEs) per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”), the related ADS letter of transmittal, and the related forms of acceptance for Shares and OCEANEs (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”).

Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding the following thereto:

On February 5, 2009, the Company issued a press release entitled “Wavecom Reports Fourth Quarter and Full Year 2008 Financial Results”, which is attached hereto as Exhibit 99(a)(17) and incorporated herein by reference.

On February 5, 2009, the Company held an investors and analysts conference call commenting on its fourth quarter and full year 2008 financial results and made the conference call available for replay on its website on the same date. An excerpt of the transcript of that conference call is attached hereto as Exhibit 99(a)(18) and is hereby incorporated by reference.

On February 5, 2009, the Company launched an Internet advertising campaign in France on several French investor websites directed at shareholders in France, an unofficial English translation of which is attached hereto as Exhibit 99(a)(19) and incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
99(a)(17)	Press release issued by the Company on February 5, 2009 entitled “Wavecom Reports Fourth Quarter and Full Year 2008 Financial Results”

99(a)(18)	Excerpt of a transcript of an investors and analysts conference call held by the Company on February 5, 2009 at 3pm CET.

99(a)(19)	Unofficial English translation of an Internet advertising campaign commenced in France on February 5, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2009

WAVECOM S.A.

BY:	/s/ RONALD D. BLACK
NAME:	RONALD D. BLACK
TITLE:	CHIEF EXECUTIVE OFFICER